UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CHENIERE ENERGY PARTNERS LP

HOLDINGS, LLC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

I6411W108

(CUSIP Number)

Michael J. Wortley

700 Milam Street

Suite 1900

Houston, Texas 77002

(713) 375-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. I6411W108	Page 2 of 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cheniere Energy, Inc. 95-4352386
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,600,000 Common Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 185,600,000 Common Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,600,000 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.1%[1]
14	TYPE OF REPORTING PERSON CO - corporation

[1]	The percentages relating to common shares reported herein are based on 231,700,000 common shares outstanding as of August 1, 2016, as reported in the Form 10-Q filed with the Securities and Exchange Commission by the Issuer on August 9, 2016.

SCHEDULE 13D

CUSIP No. I6411W108	Page 3 of 4

Explanatory Note

This Amendment No. 3 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed by Cheniere Energy, Inc. with the United States Securities and Exchange Commission on December 20, 2013, as amended by Amendment No. 1 to Schedule 13D filed on November 19, 2014, and as amended and restated in its entirety by Amendment No. 2 to Schedule 13D filed on May 13, 2016 (collectively, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and restated as follows:

The Reporting Person acquired the Common Shares for investment and strategic purposes.

The Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to market and general economic conditions and other factors, purchase additional Common Shares in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of such Common Shares now owned or hereafter acquired to one or more purchasers. In addition, the Reporting Person may, in one or more transactions, seek to consolidate assets held by the Reporting Person and its affiliates, including the assets owned by the Issuer.

As part of the Reporting Person’s ongoing evaluation of this investment and investment alternatives, including the consolidation or acquisition of assets, the Reporting Person may, from time to time, formulate plans or proposals with respect to such matters, and hold discussions with or make formal proposals to the board of directors of the Issuer, other holders of Common Shares or other third parties regarding such matters.

SCHEDULE 13D

CUSIP No. I6411W108	Page 4 of 4

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

August 12, 2016

CHENIERE ENERGY, INC.

By:	/s/ Michael J. Wortley
Michael J. Wortley
Title:	Senior Vice President and Chief Financial Officer